                    FILED BY GENZYME CORPORATION (COMMISSION FILE NO. 000-14680)
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

  SUBJECT COMPANY: GELTEX PHARMACEUTICALS, INC. (COMMISSION FILE NO. 000-26872)



                          [GENZYME GENERAL LETTERHEAD]



FOR IMMEDIATE RELEASE               MEDIA CONTACT:            INVESTOR CONTACT:
October 19, 2000                    Caren Arnstein            Sally Curley
                                    617-252-7635              617-591-7140

   GENZYME CORP. ANNOUNCES THIRD-QUARTER FINANCIAL RESULTS FOR GENZYME GENERAL
    -------------------------------------------------------------------------
                   STRONG EARNINGS AND REVENUE GROWTH REPORTED

         CAMBRIDGE, Mass.--Genzyme Corp. today announced third-quarter financial results for Genzyme General (Nasdaq: GENZ). Net income allocated to Genzyme General for the quarter increased 55 percent to $59.4 million, or $.64 per diluted share, compared with net income of $38.2 million, or $.43 per diluted share, for the same quarter of 1999.

         Reported net income for the third quarter of 2000 includes a pre-tax gain of $10.9 million from the sale of Genzyme Transgenics Corp. stock and a pre-tax charge to research and development of $2.0 million associated with a collaboration agreement with Cambridge Antibody Technology.

         Excluding these items, Genzyme General's earnings were $.58 per diluted share, up 23 percent from $.49 per diluted share before special items in the third quarter of last year.



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


Genzyme Corp. Announces Third-Quarter Financial Results for Genzyme General --page 2


         Revenues for the third quarter grew 22 percent to $192.2 million, compared with revenues of $157.7 million for the same quarter of 1999.

         "This was another excellent quarter for Genzyme General, marked by a solid financial performance and several defining events significant to our future growth," said Henri A. Termeer, chairman and chief executive officer of Genzyme Corp. "Revenues increased across all of our businesses, led by sales of Renagel that once again surpassed our expectations. We also announced in September that we will acquire GelTex Pharmaceuticals, which will expand our portfolio of marketed products, our development pipeline, and our technology base. We look forward to closing this transaction in December or January."

         The effective net tax rate allocated to Genzyme General in the third quarter, including allocated tax benefits, was 21 percent. Genzyme expects the effective tax rate allocated to Genzyme General to be in the mid-twenty-percent range for 2000, increasing to the high-twenty-percent range in 2001.

         Earnings per share of Genzyme General stock were calculated this quarter using approximately 97 million shares. This calculation reflects the net impact of anticipated dilution, offset by the reduced interest expense, that would be caused by the conversion of outstanding notes and debentures allocated to Genzyme General.

         Consistent with the recently announced modifications to the format for its financial statements, Genzyme Corp. is now presenting earnings-per-share, earnings-allocation, and tax-allocation information for each tracking stock within Genzyme Corp.'s consolidated financial statements rather than in the financial statements of each division. The new format is designed to provide greater clarity for investors.



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


Genzyme Corp. Announces Third-Quarter Financial Results for Genzyme General --page 3


THERAPEUTICS REVENUES

         Therapeutics revenues for the quarter were $158.5 million, 25 percent greater than revenues of $126.5 million in the same quarter a year earlier.

         Genzyme General continues to see consistent revenue growth for Cerezyme(R) (imiglucerase for injection) enzyme replacement therapy for Type I Gaucher disease. Despite the effect of the strong dollar in Europe, third-quarter Cerezyme sales increased 13 percent to $136.7 million, compared to $121.1 million for the same quarter a year earlier.

         Third-quarter sales of Renagel-Registered Trademark- (sevelamer hydrochloride) were $13.8 million, up 35 percent from second-quarter sales of $10.2 million. Third-quarter 1999 Renagel sales were $4.5 million. Renagel is a rapidly growing product used to reduce serum phosphorous levels in patients with end-stage renal disease on dialysis. In the United States, approximately 91,000 total prescriptions for Renagel were written during the third quarter of 2000. This includes over 71,000 retail prescriptions, as reported by IMS, as well as sales to hospitals and other non-retail outlets.

         Renagel sales for the first three quarters of this year were $32.0 million. Based on these better-than-expected results, Genzyme is increasing its Renagel forecast for the third time in six months and now expects to generate approximately $48 million in revenue from Renagel in 2000. A new tablet formulation of Renagel launched in September is expected to help increase product sales.

         The European launch of Renagel is progressing well. The product has been formally introduced in seven countries since its approval eight months ago. Sales in Germany and Italy have been particularly strong to date.



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


Genzyme Corp. Announces Third-Quarter Financial Results for Genzyme General --page 4


         At this month's American Society of Nephrology meeting in Toronto, Genzyme presented baseline data from its three-year study comparing Renagel with calcium-based phosphate binders. The data reveal the dramatic cardiac calcification that is present in dialysis patients who have historically been using calcium-based phosphate binders. Genzyme's trial is designed to evaluate Renagel's ability to slow the progression of this calcification and lower phosphorous into the normal range.

         A study by Dr. Allan Collins that compared Medicare patients treated with Renagel and patients treated with calcium binders was published this month in CLINICAL NEPHROLOGY. The study showed a significant improvement in morbidity and improved trends in mortality among the patients treated with Renagel.

         Sales of other therapeutic products including Thyrogen-Registered Trademark- (thyrotropin alfa for injection) increased for the quarter compared to the third quarter of last year.

DIAGNOSTICS REVENUES

         Total diagnostics revenues for the third quarter were $30.9 million, up 8 percent from revenues of $28.6 million for the same period the year before.

         Within the diagnostic products business, revenues were $15.8 million, up 11 percent compared with revenues of $14.3 million for the third quarter of last year. Sales of HDL and LDL cholesterol testing products increased 11 percent compared to the third quarter of last year, and sales of point-of-care testing products doubled compared with the same quarter of 1999.



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


Genzyme Corp. Announces Third-Quarter Financial Results for Genzyme General --page 5


         Revenues from genetic testing services increased 6 percent to $15.1 million in the third quarter, compared to revenues of $14.3 million for the same quarter in the previous year, led by growth in DNA and cancer testing.

GELTEX ACQUISITION

         During the quarter, Genzyme announced it would acquire GelTex Pharmaceuticals Inc. in a stock-and-cash transaction valued at approximately $1 billion. The transaction is expected to close in December or January, pending regulatory and GelTex shareholder approval. Upon the completion of the transaction, the amount of Genzyme General stock outstanding will increase by approximately 8 million shares.

         Based on its current assessment, Genzyme expects that the in-process research and development write-off for the transaction would be between 6-12 percent of the purchase price, which would be recorded at the time of the closing. Tangible assets and useable net operating losses would be about 20-25 percent of the total price. The remaining portion would be made up of intangibles and goodwill, which will be amortized over approximately 15 years. The acquisition is expected to be dilutive to Genzyme General's 2001 earnings by approximately 12-15 percent prior to depreciation, amortization, and deal-related compensation. It is expected to become accretive to earnings in 2002 prior to the same three factors, and accretive to earnings in 2003 after depreciation, amortization, and deal-related compensation.

         With the acquisition, Genzyme will obtain two patent-protected, marketed products: Renagel--which Genzyme believes will transform clinical practice and outcomes and has the potential to become a blockbuster product--and WelChol-TM- (colesevelam hydrochloride), a new cholesterol-lowering agent just launched in the



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


Genzyme Corp. Announces Third-Quarter Financial Results for Genzyme General --page 6


United States by Sankyo-Parke Davis. In addition, Genzyme will obtain a significant pipeline of promising products in development and a proven and productive polymer technology platform.

NEAR-TERM PIPELINE UPDATE

         Earlier this month, the full results of Genzyme's Phase 3 clinical trial of Fabrazyme-TM- (agalsidase beta) were presented for the first time at the American Society of Human Genetics (ASHG) meeting by the trial's principal investigator, Dr. Christine Eng of the Baylor College of Medicine. The pivotal trial's primary endpoint--the nearly complete clearance of the lipid GL-3 from the blood vessels of the kidney--was met with high statistical significance (p less than 0.0001). The progressive accumulation of GL-3 in patients with Fabry disease results in devastating symptoms such as kidney failure, stroke, cardiac disease, severe pain and numbness. The trial also met two of its three secondary efficacy endpoints with statistical significance. In addition, Dr. Eng presented data from Genzyme's open-label extension trial of Fabrazyme that confirm the positive results seen in the pivotal study.

         Fabrazyme is Genzyme's investigational enzyme replacement therapy for patients with Fabry disease. Genzyme has applied for regulatory approval of Fabrazyme in both the United States and Europe, and has received orphan drug designation in both markets. A decision on U.S. approval is expected by mid-January, 2001. A decision on European approval is expected during the first half of next year. Genzyme has also begun accruing patients in a bridging study of Fabrazyme in Japan.



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


Genzyme Corp. Announces Third-Quarter Financial Results for Genzyme General --page 7


         At the ASHG meeting, positive results were also presented from the first two clinical trials ever conducted for Pompe disease. Genzyme General and Pharming Group N.V. are working in partnership to develop a treatment for Pompe disease and are associated with both clinical studies.

         In the first of these trials--a 36-week Phase 2 study enrolling four infants with Pompe disease--researchers at Sophia Children's Hospital in Rotterdam found that transgenic human alpha-Glucosidase decreased cardiac size significantly, lowered lysosomal glycogen storage, and improved tissue morphology. The results from this trial, which was sponsored by Genzyme and Pharming, were published in THE LANCET in July.

         In the second trial--an ongoing Phase 1-2 study being conducted at Duke Medical Center--three infants witH Pompe disease have received enzyme replacement therapy for over one year with a recombinant form of the enzyme human alpha-Glucosidase produced in CHO cells. The preliminary results from this trial also demonstrated improvement in cardiac and skeletal muscle functions. Genzyme and Pharming plan to initiate a second clinical trial of the CHO-cell product by the end of 2000 in patients with infantile-onset Pompe disease.

         Genzyme and its joint venture partner BioMarin Pharmaceutical Inc. will begin enrolling patients with MPS I in the confirmatory Phase 3 clinical trial of Aldurazyme-TM- (alpha-L-iduronidase) enzyme replacement therapy during this quarter. Manufacturing scale up and other preparations for the trial are proceeding on schedule.



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


Genzyme Corp. Announces Third-Quarter Financial Results for Genzyme General --page 8


         Genzyme and Diacrin Inc. extended the blinded NeuroCell-TM--PD phase 2 clinical trial for Parkinson's disease to 18 months from 12 months. The extension of this pivotal trial to March 2001 is intended to enable investigators to maximize the amount of long-term durability data for NeuroCell-PD, and to provide the best efficacy data for potential product approval. Preparations are moving forward for a Phase 3 trial, which would start upon completion of the current trial.

         During the quarter, Genzyme formed a broad strategic alliance with Cambridge Antibody Technology to develop and commercialize human monoclonal antibodies directed against TGF-beta. All clinical indications, with the exception of ophthalmic uses, are covered by the agreement. The partners plan to focus initially on developing a fully human monoclonal antibody-based treatment for diffuse scleroderma, a chronic and life-threatening disorder in which the production of excess collagen leads to scarring of the skin and internal organs. There is currently no effective therapy for the disease, which affects an estimated 200,000 people worldwide. Other potential applications of anti-TGF-beta treatment include post-surgical scarring, fibrosis of all major organs such as the lungs, liver, and kidneys, and certain forms of cancer.

FORMATION OF GENZYME BIOSURGERY

         Progress continues toward the planned formation of Genzyme Biosurgery, a new Genzyme Corp. division. Genzyme Biosurgery will be created by combining the businesses of Genzyme Tissue Repair and Genzyme Surgical Products and acquiring Biomatrix Inc. (NYSE: BXM).

         Once effective, a joint proxy statement/prospectus will be mailed, and each company will hold a special meeting of its shareholders to obtain the required approvals



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


Genzyme Corp. Announces Third-Quarter Financial Results for Genzyme General --page 9 for the merger and recapitalization. The meetings are expected to occur during the fourth quarter. Holders of Genzyme General stock, along with holders of each of Genzyme Corp.'s three other tracking stocks, will be asked to vote to approve a charter amendment creating the Genzyme Biosurgery stock and eliminating the Genzyme Tissue Repair and Genzyme Surgical Products stocks. Genzyme expects to conclude this transaction before the end of the year.

         Genzyme General is a division of Genzyme Corp. and develops and markets therapeutic products and diagnostic products and services. Genzyme General has three therapeutic products on the market and a strong pipeline of therapeutic products in development focused on the treatment of genetic diseases.

         Genzyme Corp. has four series of common stock--Genzyme General Stock, Genzyme Molecular Oncology Stock, Genzyme Surgical Products Stock, and Genzyme Tissue Repair Stock--which are referred to as "tracking stock." Net income and earnings per share amounts reflect income allocated to, and earnings per share of, Genzyme General stock. Operating information, including revenues and expenses directly relate to Genzyme General, a division of Genzyme Corp. Income allocated to Genzyme General stock is equal to the division net income of Genzyme General and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies.

         This press release contains forward-looking statements, including statements about: the anticipated impact of events that occurred during the third quarter on Genzyme General's future growth; the anticipated consummation, timing and benefits of the merger with GelTex Pharmaceuticals; the adoption of a new format for presenting financial results in filings made with the SEC; the anticipated clarity of disclosure that will be provided to investors by presenting financial information in conformance with this new format; expected revenues from Renagel in 2000; the expected benefits of the tablet formulation of Renagel; the anticipated impact of Renagel on cardiac calcification and phosphorous; the estimated value of the consideration to be paid in connection with the merger with GelTex; the anticipated immediate and long-term impact of the acquisition of GelTex on Genzyme General's earnings, shares of Genzyme General Stock outstanding and development programs; the potential impact, market opportunity and long-term revenues for Renagel; potential regulatory approvals of Fabrazyme; the expected timing of decisions by regulatory authorities; the anticipated benefits of the CHO-cell product for Pompe disease on cardiac and skeletal muscle; anticipated timing



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


Genzyme Corp. Announces Third-Quarter Financial Results for Genzyme General --page 10 of clinical trials; the estimated incidence of diffuse scleroderma; potential indications for anti-TGF-beta treatment; the anticipated consummation and timing of the merger with Biomatrix and creation of Genzyme Biosurgery and a new series of tracking stock; and the anticipated timing of stockholder meetings. Actual results may materially differ due to numerous factors, including without limitation: conditions in the financial markets relevant to the proposed mergers with GelTex and Biomatrix; the receipt and timing of regulatory and other approvals of proposed mergers and reorganization; the operational integration associated with the transactions and other risks generally associated with mergers and a reorganization of this type; the ability of Genzyme and Biomatrix to successfully negotiate an extension to their merger agreement; the likelihood of completing the mergers and formation of Genzyme Biosurgery on schedule; increasing market acceptance of Renagel; optimizing dosing and increasing patient compliance with respect to Renagel; the accuracy of Genzyme General's expectations concerning the market for Renagel; the competitive environment in the current and potential future markets for Renagel; the results and actual timing of pre-clinical and clinical studies; the final results of the extended trial protocol of Fabrazyme; the actual efficacy and safety of products; enrollment rates for clinical trials; the content and timing of submissions to and decisions by the FDA and other regulatory authorities; the availability and extent of reimbursement from third-party payers; the ability to manufacture sufficient quantities of product for development and commercialization activities; the accuracy of Genzyme General's information about the market for Renagel and the incidence of diffuse scleroderma; the ability of Genzyme General to successfully commercialize products; changes in SEC policies and practices; the effect that future changes in SEC policies and practices may have on the presentation of the financial results of the corporation; the ability of the corporation to provide greater clarity to investors in presenting financial information in a format consistent with SEC policy and practices; and the risks and uncertainties described in Genzyme and GelTex's reports filed with the SEC under the Securities Exchange Act of 1934, as amended, including without limitation Exhibit 99.2 to Genzyme's Annual Report on Form 10-K for the year ended December 31, 1999, as amended. Genzyme General Stock is a series of common stock of Genzyme Corporation. Therefore, holders of Genzyme General Stock are subject to all of the risks and uncertainties described in the aforementioned reports filed by Genzyme.

                                      # # #

There will be a conference call at 11:00 a.m. EDT today to discuss Genzyme General's third-quarter financial results. This call will be broadcast live over the Internet at http://www.genzyme.com/ir/events.htm. If you would like to participate by telephone, please dial 212-896-6053. A replay of the call will be available from 1:00 p.m. EDT today through midnight EDT on October 26. The replay telephone number is 800-633-8284 in the United States and 1-858-812-6440 from outside the United States. Please refer to reservation number 16405353.

Please note that all Genzyme Corporation divisions will report fourth quarter and year-end 2000 earnings on March 8, 2001. For information regarding live Web casts and



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


Genzyme Corp. Announces Third-Quarter Financial Results for Genzyme General --page 11 investment community conference calls related to these fourth quarter financial results, please refer to www.genzyme.com approximately one week prior to the financial reporting release date.

This material is not a substitute for the prospectus/proxy statement Genzyme and GelTex will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Genzyme and GelTex with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Genzyme or GelTex.

Investors are urged to read the joint proxy statement/prospectus relating to the formation of Genzyme Biosurgery filed with the Securities and Exchange Commission because it contains important information. The joint proxy statement/prospectus and other documents filed by Genzyme and Biomatrix with the commission may be obtained free of charge at the commission's Web site (www.sec.gov) and from Genzyme or Biomatrix. Requests to Genzyme may be directed to Sally Curley, or you can access documents on the company's Web site. Requests to Biomatrix should be directed to Anne Marie Fields, or you can access documents on the company's Web site.

Genzyme's releases are available on the World Wide Web at http://www.genzyme.com. They are also available from Genzyme's fax-on-demand service at 1-800-436-1443 within the United States or 1-201-521-1080 outside the United States.



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


GENZYME GENERAL (A DIVISION OF GENZYME CORPORATION)
--------------------------------------------------------------------------------

COMBINED STATEMENTS OF OPERATIONS                            THREE MONTHS ENDED                 NINE MONTHS ENDED
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                SEPTEMBER 30,                      SEPTEMBER 30,
---------------------------------------------------------------------------------------------------------------------
                                                           2000              1999               2000          1999
---------------------------------------------------------------------------------------------------------------------
Total revenues                                          $ 192,165         $ 157,669           $ 549,485     $ 462,640
                                                        ---------         ---------           ---------     ---------

Operating costs and expenses:
  Cost of products and services sold                       54,355            36,437             141,398       109,328
  Selling, general and administrative                      41,780            36,388             122,974       114,446
  Research and development                                 25,567            22,884              83,701        68,896
  Amortization of intangibles                               1,983             1,978               5,962         6,081
  Charge for in-process technology                              -             5,436                   -         5,436
                                                        ---------         ---------           ---------     ---------
       Total operating costs and expenses                 123,685           103,123             354,035       304,187
                                                        ---------         ---------           ---------     ---------

Operating income                                           68,480            54,546             195,450       158,453
                                                        ---------         ---------           ---------     ---------

Other income (expenses):
  Equity in net loss of unconsolidated affiliates         (11,420)           (9,352)            (30,866)      (24,077)
  Minority interest                                           977               843               3,185         2,573
  Investment income                                        11,072             6,970              27,798        23,713
  Interest expense                                         (4,647)           (5,445)            (11,639)      (15,631)
  Gain on affiliate sale of stock                           2,419             1,164              22,689         1,770
  Gain on sale of product line (1)                              -               518                   -         8,018
  Gain on sale of investment in equity securities (2)       8,544                 -              22,709         1,963
  Charge for impaired investment (3)                            -                 -                   -        (5,487)
  Other (4)                                                   (43)                -               5,110             -
                                                        ---------         ---------           ---------     ---------

       Total other income (expenses)                        6,902            (5,302)             38,986        (7,158)
                                                        ---------         ---------           ---------     ---------

Income before income taxes                                 75,382            49,244             234,436       151,295

Provision for income taxes                                (24,409)          (19,273)            (74,164)      (59,906)
                                                        ---------         ---------           ---------     ---------
Genzyme General division net income                        50,973            29,971             160,272        91,389

Genzyme Surgical Products net loss (5)                          -                 -                   -       (27,523)
Allocated tax benefits (6)                                  8,476             8,216              21,849        30,250
                                                        ---------         ---------           ---------     ---------
Net income allocated to Genzyme General Stock           $  59,449         $  38,187           $ 182,121     $  94,116
                                                        =========         =========           =========     =========

Net income per share of Genzyme General Stock:
  Basic                                                 $    0.69         $    0.46           $    2.14     $    1.14
                                                        =========         =========           =========     =========

  Diluted (7)                                           $    0.64         $    0.43           $    1.99     $    1.09
                                                        =========         =========           =========     =========

Weighted average shares outstanding:
  Basic                                                    86,380            83,621              85,277        82,741
                                                        =========         =========           =========     =========

  Diluted (7)                                              97,074            94,331              95,614        93,196
                                                        =========         =========           =========     =========


(1) Represents a payment of $7.5M for previously fully reserved notes receivable. Genzyme General received these notes in parital consideration of the sale of Genetic Design in 1996.

(2) Includes a $10.9 million gain on the sale of shares of Genzyme Transgenics Corporation (GTC) common stock offset by realized losses on other investments. Nine months ended September 30, 2000 includes additional gains of $5.5 million on sales of GTC common stock and a $7.6 million gain in connection with a sale of a strategic investment.

(3) Represents a charge for the write-down of certain strategic equity investment whose decline in market value was deemed as "other than temporary".

(4) Includes net proceeds of approximately $5.1 million in connection with a settlement of a lawsuit against its insurance carrier.

(5) Genzyme Surgical Products Division was created and Surgical Products Stock was issued on June 28, 1999. The previously reported net income allocated to Genzyme General Stock reflected the allocation of losses of the surgical products business prior to June 28, 1999 to the Genzyme Surgical Products Division. For purposes of determining net income per share of Genzyme General Stock, the net income allocated to Genzyme General Stock for the nine months ended September 30, 1999 has been revised to include the net losses of the surgical products business prior to June 28, 1999.

(6) Represents tax benefits allocated from Genzyme Molecular Oncology, Genzyme Surgical Products, and Genzyme Tissue Repair.

(7) Net income per share of Genzyme General Stock on a diluted basis and weighted average shares-diluted includes the dilutive effect of the convertible subordinated notes and debentures allocated to Genzyme General.

-----------------------------------------------------------------------------------------------------------------------
CONDENSED COMBINED BALANCE SHEETS                        SEPTEMBER 30,             DECEMBER 31,
(IN THOUSANDS)                                                2000                     1999
-----------------------------------------------------------------------------------------------------------------------
Cash and all marketable securities                             $   691,905               $  513,905
Other current assets                                               324,307                  296,042
Property, plant and equipment (net)                                380,474                  362,548
Intangibles (net)                                                   68,938                   75,370
Other assets                                                       243,602                  151,718
                                                      ---------------------    ---------------------
    Total assets                                               $ 1,709,226               $1,399,583
                                                      =====================    =====================

Current liabilities                                            $   154,259               $  117,244
Noncurrent liabilities                                             285,063                  274,725
Division equity                                                  1,269,904                1,007,614
                                                      ---------------------    ---------------------
    Total liabilities and division equity                      $ 1,709,226               $1,399,583
                                                      =====================   =====================

GENZYME GENERAL
A DIVISION OF GENZYME CORPORATION
ANALYST SCHEDULE
(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            --------------   -------------    -------------    ---------------   ----------------
                                                 Q3 99           Q4 99             Q1 00             Q2 00               Q3 00
                                            --------------   -------------    -------------    ---------------   ----------------
Product and Service Revenue:
      Diagnostics                                 $28,597         $28,565          $30,388            $30,711            $30,942
      Therapeutics                               $126,451        $134,753         $137,842           $152,740           $158,473
      Other                                        $2,082          $4,339           $2,229             $3,080             $2,591
           Total Product and
           Service Revenue                       $157,130        $167,657         $170,459           $186,531           $192,006

      R&D Revenue                                    $539          $5,069             $167               $163               $159
           Total Revenue                         $157,669        $172,726         $170,626           $186,694           $192,165

Total Product and Service
   Gross Profit                                  $120,693        $126,223         $129,411           $140,536           $137,651

SG&A Expense                                      $36,388         $34,981          $38,222            $42,972            $41,780

R&D Expense                                       $22,884         $28,850          $23,243            $25,641            $25,567

Amortization expense                               $1,978          $2,025           $1,968             $2,011             $1,983

Operating Profit                                  $59,982         $65,436          $66,145            $70,075            $68,480

Other Income (Expenses):
      Equity in Loss of
        Unconsolidated Affiliates                 ($8,188)        ($8,433)         ($8,133)          ($11,313)          ($11,420)
      Minority Interest                              $843          $1,101             $856             $1,352               $977
      Investment income                            $6,970          $7,168           $8,087             $8,639            $11,072
      Interest Expense                            ($5,445)        ($4,254)         ($3,551)           ($3,441)           ($4,647)
      Gain on Sale of Investment                       $0              $0               $0             $8,629            ($2,317)
      Charge for Impaired Investment (1)               $0           ($225)              $0                 $0                 $0
      Other (2,3,4,5,6,7)                         ($4,918)        $14,389             $749            $20,960            $13,237

Profit Before Tax                                 $49,244         $75,182          $64,153            $94,901            $75,382

Tax provision                                    ($19,273)       ($24,494)        ($18,844)          ($30,911)          ($24,409)

Division net income                               $29,971         $50,688          $45,309            $63,990            $50,973

Genzyme Surgical Products net loss
  prior to June 28, 1999 (8)                           $0              $0               $0                 $0                 $0
Allocated tax benefits                             $8,216          $4,556           $6,328             $7,045             $8,476

Net income (loss) allocated to
  Genzyme General Stock                           $38,187         $55,244          $51,637            $71,035            $59,449


Net income (loss)per share of
  Genzyme General Stock-diluted                     $0.43 (9)       $0.62 (9)        $0.57 (9)          $0.77 (9)          $0.64(9)

Adjusted Weighted Average
  Shares Outstanding                               94,331          93,324           94,726             95,044             97,074
                                            --------------   -------------    -------------    ---------------   ----------------



                                         ---------
                                           Q3 00
                                            vs.
                                           Q3 99                                                                       YTD
                                                    --------------  ------------  ------------   -------------
                                           % B/(W)         1996          1997         1998            1999           9/30/00
                                         ---------  --------------  ------------  ------------   -------------  ---------------
Product and Service Revenue:
      Diagnostics                              8%        $127,424      $122,123      $121,166        $115,237          $92,041
      Therapeutics                            25%        $271,659      $341,081      $423,733        $500,431         $449,055
      Other                                   24%         $36,324       $21,723       $20,273         $13,086           $7,900
           Total Product and
           Service Revenue                    22%        $435,407      $484,927      $565,172        $628,754         $548,996

      R&D Revenue                            (71%)        $25,321       $11,441        $4,147          $6,612             $489
           Total Revenue                      22%        $460,728      $496,368      $569,319        $635,366         $549,485

Total Product and Service
   Gross Profit                               14%        $269,242      $321,319      $406,888        $477,992         $407,598

SG&A Expense                                 (15%)       $108,219      $117,087      $126,172        $149,427         $122,974

R&D Expense                                  (12%)        $62,276       $62,905       $73,139         $97,746          $74,451

Amortization expense                          (0%)         $5,865        $6,887        $7,610          $8,106           $5,962

Operating Profit                              14%        $118,203      $145,881      $204,114        $229,325         $204,700

Other Income (Expenses):
      Equity in Loss of
        Unconsolidated Affiliates            (39%)        ($2,643)      ($5,782)     ($17,370)       ($30,740)        ($30,866)
      Minority Interest                       16%              $0            $0        $4,285          $3,674           $3,185
      Investment income                       59%         $13,825       $10,145       $22,953         $30,881          $27,798
      Interest Expense                        15%         ($6,784)      ($8,074)     ($16,994)       ($19,885)        ($11,639)
      Gain on Sale of Investment                           $1,711            $0        $3,391          $1,963           $6,312
      Charge for Impaired Investment (1)                       $0            $0       ($3,397)        ($5,712)              $0
      Other (2,3,4,5,6,7)                    369%       ($106,469)     ($21,803)      $16,444         $16,971          $34,946

Profit Before Tax                             53%         $17,843      $120,367      $213,426        $226,477         $234,436

Tax provision                                (27%)       ($28,530)     ($43,725)     ($80,374)       ($84,400)        ($74,164)

Division net income                                      ($10,687)      $76,642      $133,052        $142,077         $160,272

Genzyme Surgical Products net loss
  prior to June 28, 1999 (8)                             ($44,313)     ($29,740)     ($49,856)       ($27,523)              $0
Allocated tax benefits                        (3%)        $24,498       $30,533       $37,857         $34,806          $21,849

Net income (loss) allocated to
  Genzyme General Stock                       56%        ($30,502)      $77,435      $121,053        $149,360         $182,121


Net income (loss)per share of
  Genzyme General Stock-diluted               49%          ($0.45)        $0.98         $1.48           $1.71            $1.99(9)

Adjusted Weighted Average
  Shares Outstanding                           3%          68,289        78,925        85,822          93,228           95,614
                                         ---------  --------------  ------------  ------------   -------------  ---------------




(1)  Includes in Q-4 1998 and Q-2 1999, charges of $(3,397)K and $(5,487)K, respectively, for the write-down of certain strategic equity investments whose decline in market value was deemed as "other than temporary".

(2) Other income of $16,444K for the full year 1998 includes the net gain of $31,202K from the sale of Genzyme's Research Biologics business to TECHNE Corp. in July 1998, offset in part by a charge of $(14,758)K related to the write-down of Ceredase.

(3) In Q2-1999, other income of $7,500K represents a gain related to the collection of certain notes receivable which were previously fully reserved. The notes related to the sale of Genetic Design, Inc. in 1996.

(4) Other expense of $(4,918)K in Q3-1999 includes a charge for in-process technology of $(5,436)K related to the acquisition of Peptimmune, Inc. in July 1999, offset in part by a gain of $518K from the sale of Genzyme's immunochemistry product lines to Sybron Laboratory Corp. in July 1999.

(5) Other expense in 1996 of $(106,469)K represents a charge for in-process technology related to the acquisition of Neozyme II.

     In 1997, other expense of $(21,803)K includes financial provisions which represent: $(18,069)K of charges primarily related to the Melatonin product line which the Company has discontinued; $(1,529)K of charges primarily related to certain headcount reductions and charges of $(2,205)K primarily related to the sale of Genetic Design, Inc. in 1996.

(6) In Q4-1999, other income represents a net gain on the termination of the definitive agreement to acquire Cell Genesys in December 1999.

(7) In Q1-00, other income includes: a gain of $20,270K on Genzyme General's investment in GTC due to issuance by GTC of additional shares of GTC common stock; a charge for research and development of $(19,500)K related to the Synpac technology access rights associated with Pompase; and $(56)K of other expenses.

     In Q2-00, other income includes: a credit of $10.3 million which represents Pharming's reimbursement of research and development expenses related to our strategic alliance with Synpac and Pharming; a net gain of $5.5 million on the sale of shares of GTC common stock; a $5.1 million credit which represents the net settlement of a lawsuit; and a $7.6 million gain in connection with a sale of a strategic investment.

     In Q3-00, other income includes: a gain of $10.9 million on the sale of a portion of Genzyme General's shares of GTC common stock offset by realized losses on other investments.

(8) Genzyme Surgical Products Division was created and Surgical Products Stock was issued on June 28, 1999. The previously reported net income (loss) allocated to Genzyme General Stock for the years ended December 31, 1996, 1997, 1998 and 1999 represented net income (loss) of Genzyme General excluding the operations of the surgical products business in each of those years. For purposes of determining net income (loss) per share of Genzyme General Stock, the net income (loss) allocated to Genzyme General Stock has been revised to include the net losses of the surgical products business prior to June 28, 1999.

(9) Includes the dilutive effect of options, warrants and the convertible subordinated notes and debentures allocated to Genzyme General.

GENZYME GENERAL
A DIVISION OF GENZYME CORPORATION
ANALYST SCHEDULE
(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)

                                      ----------------  --------------    ----------------    -----------------   ----------------
                                          Q3 99           Q4 99                Q1 00               Q2 00               Q3 00
                                      ----------------  --------------    ----------------    -----------------   ----------------
Total Revenue                                $157,669        $172,726            $170,626             $186,694           $192,165

As a % of Total Product and
  Service Revenue:
      Diagnostics                                 18%             17%                 18%                  16%                16%
      Therapeutics                                81%             80%                 81%                  82%                83%
      Other                                        1%              3%                  1%                   2%                 1%

Total Product and Service
  Gross Margin                                    77%             75%                 76%                  75%                72%

SG&A Expense as % of
  Total Revenue                                   23%             20%                 22%                  23%                22%
R&D Expense as % of
  Total Revenue                                   15%             17%                 14%                  14%                13%
Operating Profit as %
  of Total Revenue                                38%             38%                 39%                  38%                36%
Tax Provision (Benefit) as
  % of Profit Before Tax (10)                     22%             27%                 20%                  25%                21%


                                      ----------------  --------------    ----------------    -----------------   ----------------
                                          Q3 99           Q4 99                Q1 00               Q2 00               Q3 00
                                      ----------------  --------------    ----------------    -----------------   ----------------
Other Selected Financial Data:
      Cash and Marketable
        Securities (11)                      $530,096        $513,905            $560,630             $585,977           $691,905
      Working Capital                        $514,399        $487,561            $432,740             $466,929           $446,652
      Fixed Assets                           $363,436        $362,548            $365,921             $375,449           $380,474
      Goodwill and Intangible
        Assets                                $78,503         $75,370             $73,160              $71,177            $68,938
      Total Assets                         $1,399,021      $1,399,583          $1,530,975           $1,529,602         $1,709,226
      Long-Term Debt                         $272,399        $272,622            $272,885             $273,150           $273,477
      Division Equity                        $921,960      $1,007,614          $1,133,340           $1,129,864         $1,269,904
                                      ----------------  --------------    ----------------    -----------------   ----------------




                                                                                                              -----------------
                                      --------------  ---------------  -----------------   ----------------         YTD
                                          1996             1997              1998               1999              9/30/00
                                      --------------  ---------------  -----------------   ----------------   -----------------
Total Revenue                              $460,728         $496,368           $569,319           $635,366            $549,485

As a % of Total Product and
  Service Revenue:
      Diagnostics                               29%              25%                21%                18%                 17%
      Therapeutics                              63%              70%                75%                80%                 82%
      Other                                      8%               5%                 4%                 2%                  1%

Total Product and Service
  Gross Margin                                  62%              66%                72%                76%                 74%

SG&A Expense as % of
  Total Revenue                                 23%              24%                22%                24%                 22%
R&D Expense as % of
  Total Revenue                                 14%              13%                13%                15%                 14%
Operating Profit as %
  of Total Revenue                              26%              29%                36%                36%                 37%
Tax Provision (Benefit) as
  % of Profit Before Tax (10)                   23%              11%                20%                22%                 22%


                                      --------------  ---------------  -----------------   ----------------   -----------------
                                          1996             1997              1998               1999               Q3 00
                                      --------------  ---------------  -----------------   ----------------   -----------------
Other Selected Financial Data:
      Cash and Marketable
        Securities (11)                    $169,543         $192,222           $556,097           $513,905            $691,905
      Working Capital                      $340,817         $273,697           $381,685           $487,561            $446,652
      Fixed Assets                         $354,991         $348,789           $362,743           $362,548            $380,474
      Goodwill and Intangible
        Assets                              $60,539          $59,915            $85,851            $75,370             $68,938
      Total Assets                         $975,910         $960,490         $1,410,391         $1,399,583          $1,709,226
      Long-Term Debt                       $223,846         $117,978           $274,646           $272,622            $273,477
      Division Equity                      $645,185         $745,895           $939,967         $1,007,614          $1,269,904
                                      --------------  ---------------  -----------------   ----------------   -----------------


(10) Calculated amount is net of allocated tax benefits.

(11) On June 28, 1999, Genzyme General transferred $150.0 million of cash and investments to Genzyme Surgical Products.

GENZYME CORPORATION

----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS                                     THREE MONTHS ENDED                    NINE MONTHS ENDED
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                             SEPTEMBER 30,                        SEPTEMBER 30,
----------------------------------------------------------------------------------------------------------------------------------
                                                                         2000             1999             2000          1999
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                         $ 227,359       $ 191,415        $ 659,402      $ 561,843
                                                                     ------------  --------------    -------------  -------------

Operating costs and expenses:
   Cost of products and services sold                                     75,797          56,763          201,517        169,651
   Selling, general and administrative                                    66,379          58,648          195,358        183,951
   Research and development                                               39,678          35,925          123,954        109,632
   Amortization of intangibles                                             3,409           6,128           15,191         18,501
   Charge for in-process technology                                            -           5,436                -          5,436
                                                                     ------------  --------------    -------------  -------------
        Total operating costs and expenses                               185,263         162,900          536,020        487,171
                                                                     ------------  --------------    -------------  -------------

Operating income                                                          42,096          28,515          123,382         74,672
                                                                     ------------  --------------    -------------  -------------

Other income (expenses):
   Equity in net loss of unconsolidated affiliates                       (11,420)        (10,407)         (30,866)       (29,507)
   Minority interest                                                         977             843            3,185          2,573
   Investment income                                                      12,758           9,404           33,333         26,692
   Interest expense                                                       (5,010)         (5,922)         (12,785)       (17,010)
   Gain on affiliate sale of stock                                         2,419           1,164           22,689          1,770
   Gain on sale of product line (1)                                            -             518                -          8,018
   Gain on sale of investment in equity securities (2)                     8,544               -           22,709          1,963
   Charge for impaired investment (3)                                          -               -                -         (5,487)
   Other (4)                                                                 (10)             58            5,185            101
                                                                     ------------  --------------    -------------  -------------

        Total other income (expenses)                                      8,258          (4,342)          43,450        (10,887)
                                                                     ------------  --------------    -------------  -------------


Income before income taxes                                                50,354          24,173          166,832         63,785
Provision for income taxes                                               (15,933)        (10,395)         (51,101)       (27,659)
                                                                     ------------  --------------    -------------  -------------
Net income                                                              $ 34,421        $ 13,778        $ 115,731       $ 36,126
                                                                     ============  ==============    =============  =============

NET INCOME (LOSS) PER SHARE:
ALLOCATED TO GENZYME GENERAL STOCK:
   Genzyme General net income                                           $ 50,973        $ 29,971        $ 160,272       $ 91,389
   Genzyme Surgical Products net loss (5)                                      -               -                -        (27,523)
   Tax benefit allocated from Genzyme Molecular Oncology                   2,021           2,016            5,558          6,326
   Tax benefit allocated from Genzyme Surgical Products                    4,424           3,841           11,080         14,191
   Tax benefit allocated from Genzyme Tissue Repair                        2,031           2,359            5,211          9,733
                                                                     ------------  --------------    -------------  -------------
   Net income allocated to Genzyme General Stock                        $ 59,449        $ 38,187        $ 182,121       $ 94,116
                                                                     ============  ==============    =============  =============

   Net income per share of Genzyme General Stock:
    Basic                                                                 $ 0.69          $ 0.46           $ 2.14         $ 1.14
                                                                     ============  ==============    =============  =============

    Diluted (6)                                                           $ 0.64          $ 0.43           $ 1.99         $ 1.09
                                                                     ============  ==============    =============  =============

  Weighted average shares outstanding:
   Basic                                                                  86,380          83,621           85,277         82,741
                                                                     ============  ==============    =============  =============

    Diluted (6)                                                           97,074          94,331           95,614         93,196
                                                                     ============  ==============    =============  =============

  ALLOCATED TO MOLECULAR ONCOLOGY STOCK:
   Net loss                                                             $ (5,504)       $ (7,559)       $ (17,924)     $ (22,777)
                                                                     ============  ==============    =============  =============

  Net loss per share of Molecular Oncology Stock-basic
    and diluted                                                          $ (0.37)        $ (0.60)         $ (1.28)       $ (1.80)
                                                                     ============  ==============    =============  =============

  Weighted average shares outstanding                                     14,884          12,682           14,002         12,672
                                                                     ============  ==============    =============  =============

 ALLOCATED TO SURGICAL PRODUCTS STOCK:
  Net loss                                                             $ (13,936)      $ (10,953)       $ (34,346)     $ (11,833)
                                                                     ============  ==============    =============  =============

  Net loss per share of Surgical Products Stock-basic
    and diluted                                                          $ (0.93)        $ (0.74)         $ (2.30)       $ (0.80)
                                                                     ============  ==============    =============  =============

  Weighted average shares outstanding                                     14,959          14,835           14,907         14,835
                                                                     ============  ==============    =============  =============

ALLOCATED TO TISSUE REPAIR STOCK:
  Net loss                                                              $ (5,588)       $ (6,148)       $ (14,590)     $ (24,146)
                                                                     ============  ==============    =============  =============

  Net loss per share of Tissue Repair Stock-basic
    and diluted                                                          $ (0.19)        $ (0.25)         $ (0.51)       $ (1.05)
                                                                     ============  ==============    =============  =============

  Weighted average shares outstanding                                     28,975          24,275           28,664         22,995
                                                                     ===========  ==============     ============  =============


(1) Represents a payment of $7.5M for previously fully reserved notes receivable. Genzyme General received these notes in partial consideration of the sale of Genetic Design in 1996.

(2) Includes a $10.9 million gain on the sale of shares of Genzyme Transgenics Corporation (GTC) common stock offset by realized losses on other investments. Nine months ended September 30, 2000 includes additional gains of $5.5 million on sales of GTC common stock and a $7.6 million gain in connection with a sale of a strategic investment.

(3) Represents a charge for the write-down of certain strategic equity investment whose decline in market value was deemed as "other than temporary".

(4) Includes net proceeds of approximately $5.1 million in connection with a settlement of a lawsuit against its insurance carrier.

(5) Genzyme Surgical Products Division was created and Surgical Products Stock was issued on June 28, 1999. The previously reported net income allocated to

     Genzyme General Stock reflected the allocation of losses of the surgical products business prior to June 28, 1999 to the Genzyme Surgical Products Division. For purposes of determining net income per share of Genzyme General Stock, the net income allocated to Genzyme General Stock for the nine months ended September 30, 1999 has been revised to include the net losses of the surgical products business prior to June 28, 1999.

(6) Net income per share of Genzyme General Stock on a diluted basis and weighted average shares-diluted includes the dilutive effect of the convertible subordinated notes and debentures allocated to Genzyme General.

-----------------------------------------------------------------------------------------------------------------------
CONDENSED CONSOLIDATED BALANCE SHEETS                                  SEPTEMBER 30,              DECEMBER 31,
(IN THOUSANDS)                                                             2000                       1999
-----------------------------------------------------------------------------------------------------------------------
Cash and all marketable securities                                           $   808,300                $   652,990
Other current assets                                                             378,267                    344,185
Property, plant and equipment (net)                                              400,630                    383,181
Intangibles (net)                                                                237,343                    253,153
Other assets                                                                     252,006                    153,773
                                                                   ----------------------     ----------------------
      Total assets                                                           $ 2,076,546                $ 1,787,282
                                                                   ======================     ======================

Current liabilities                                                          $   175,549                $   137,938
Noncurrent liabilities                                                           301,256                    292,952
Stockholders' equity                                                           1,599,741                  1,356,392
                                                                   ----------------------     ----------------------
      Total liabilities and stockholders' equity                             $ 2,076,546                $ 1,787,282
                                                                   ======================     ======================

                       GENZYME GENERAL
          COMBINED INCOME AND PER SHARE INFORMATION
               QUARTER ENDED SEPTEMBER 30, 2000
        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                     ONE-TIMERS
                                                                       ---------------------------------------
                                                        BEFORE                GAIN ON
                                                        GAINS/                SALE OF            R&D CHARGE           AS
                                                      (CHARGES)             GTC SHARES            FOR CAT          REPORTED
                                                    --------------     ------------------   ------------------  --------------
Pretax profit                                           $  66,476               $ 10,861             $ (1,955)       $ 75,382

Provision for income taxes                                (12,709)                (3,932)                 708         (15,933)
                                                    --------------     ------------------   ------------------  --------------

Net income allocated to Genzyme General Stock            $ 53,767               $  6,929             $ (1,247)       $ 59,449
                                                    ==============     ==================   ==================  ==============

Net income per share of Genzyme General Stock:
  Basic                                                  $   0.62               $   0.08             $  (0.01)       $   0.69

  Diluted                                                $   0.58(1)            $   0.07             $  (0.01)       $   0.64(1)

Weighted average shares outstanding:
  Basic                                                    86,380                 86,380               86,380          86,380

  Diluted                                                  97,074                 97,074               97,074          97,074



(1) Includes $2.6 million for the effect of dilutive securities.